SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                  SCHEDULE 13D
                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*
                               ------------------

                                 ONVIA.COM, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   68338T 10 6
                                 (CUSIP number)

                              Henry N. Nassau, Esq.
                      Managing Director and General Counsel
                          Internet Capital Group, Inc.
                                  600 Building
                              435 Devon Park Drive
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111
                     (Name, address and telephone number of
                      Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                      Philadelphia, Pennsylvania 19103-2793

                                 August 21, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

1)       Name of Reporting Persons                 Internet Capital Group, Inc.

         I.R.S. Identification
         Nos. of Above Person                      23-2996071

2)       Check the Appropriate Box                 (a) [ ]
         if a Member of a Group                    (b) [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)        OO

5)       Check if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)            [ ]

6)       Citizenship or Place of Organization      Delaware

Number of Shares                                   7)       Sole Voting
Beneficially Owned By Each                                  Power     0
Reporting Person With                              8)       Shared Voting
                                                            Power     1,724,481*
                                                   9)       Sole Dispositive
                                                            Power     0
                                                   10)      Shared Dispositive
                                                            Power     1,724,481*


11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                      1,724,481*

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
         (See Instructions)                                  [ ]

13)      Percent of Class Represented
         by Amount in Row (11)                               22.7%

14)      Type of Reporting Person (See                       CO
         Instructions)

----------

* Reflects 1-for-10 reverse stock split consummated by Onvia.com, Inc. in July 2002. Includes an option to purchase up to 2,000 shares of Common Stock held by Mr. Kenneth A. Fox, a Director of Internet Capital Group, Inc. Internet Capital Group, Inc. disclaims beneficial ownership of such securities.

1)       Name of Reporting Persons                 ICG Holdings, Inc.

         I.R.S. Identification
         Nos. of Above Person                      51-0396570

2)       Check the Appropriate Box                 (a) [ ]
         if a Member of a Group                    (b) [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)        OO

5)       Check if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)            [ ]

6)       Citizenship or Place of Organization      Delaware

Number of Shares                                   7)       Sole Voting
Beneficially Owned By Each                                  Power     0
Reporting Person With                              8)       Shared Voting
                                                            Power     1,722,481*
                                                   9)       Sole Dispositive
                                                            Power     0
                                                   10)      Shared Dispositive
                                                            Power     1,722,481*

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                      1,722,481*

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
         (See Instructions)                                  [ ]

13)      Percent of Class Represented
         by Amount in Row (11)                               22.7%

14)      Type of Reporting Person (See                       CO
         Instructions)

----------

* Reflects 1-for-10 reverse stock split consummated by Onvia.com, Inc. in July 2002.

1)       Name of Reporting Persons                 Thornbury Insurance Co.*

         I.R.S. Identification
         Nos. of Above Person                      03-0371727

2)       Check the Appropriate Box                 (a) [ ]
         if a Member of a Group                    (b) [ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions)        OO

5)       Check if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)            [ ]

6)       Citizenship or Place of Organization      Vermont

Number of Shares                                   7)       Sole Voting
Beneficially Owned By Each                                  Power     - *
Reporting Person With                              8)       Shared Voting
                                                            Power     - *
                                                   9)       Sole Dispositive
                                                            Power     - *
                                                   10)      Shared Dispositive
                                                            Power     - *

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                      - *

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares
         (See Instructions)                                  [ ]

13)      Percent of Class Represented
         by Amount in Row (11)                               - *

14)      Type of Reporting Person (See                       IC
         Instructions)

----------

* On August 21, 2002, Thornbury Insurance Co. dissolved pursuant to Chapter 14 of the Vermont Business Corporation Act. Pursuant to the dissolution, all of the assets of Thornbury Insurance Co. were distributed to its sole stockholder, ICG Holdings, Inc.

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 2 to the Statement on Schedule 13D (this "Amendment") amends the statement previously filed on March 24, 2000, as amended on December 31, 2001, and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Onvia.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1260 Mercer Street, Seattle, Washington 98109.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c) This Amendment is being filed by: (i) Internet Capital Group, Inc., a Delaware corporation ("ICG"), with its principal place of business and principal office at 435 Devon Park Drive, Building 600, Wayne, Pennsylvania 19087; (ii) ICG Holdings, Inc., a Delaware corporation ("Holdings"), with its principal place of business and principal office at 100 Lake Drive, Suite 4, Pencader Corporate Center, Newark, Delaware 19702; and
(iii) Thornbury Insurance Co., a Vermont insurance company ("Thornbury" and collectively with ICG and Holdings, the "Reporting Persons"), with its principal place of business and principal office at 7 Burlington Square, 6th Floor, P.O. Box 530, Burlington, Vermont 05402-0530.* ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of its business-to-business e-commerce partner companies. Holdings is a wholly-owned direct subsidiary of ICG and is a holding company. Prior to its dissolution, which is the reason for the filing of this Amendment, Thornbury was a wholly-owned direct subsidiary of Holdings and a wholly-owned indirect subsidiary of ICG and was an insurance company. The information required by Item 2 of Schedule 13D about the identity and background of the executive officers and directors of: (i) ICG is set forth on Schedule I hereto; (ii) Holdings is set forth on Schedule II hereto; and (iii) Thornbury is set forth on Schedule III hereto.

          (d) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been convicted in a criminal proceeding.

          (e) During the last five years, none of the Reporting Persons nor any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the executive officers and directors of the Reporting Persons are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 21, 2002, Thornbury dissolved pursuant to Chapter 14 of the Vermont Business Corporation Act. Prior to its dissolution, after giving effect to the Issuer's July 2002 1-for-10 reverse stock split, Thornbury held 1,722,481 shares (the "Shares") of Common Stock. The Shares were distributed to Holdings in connection with the dissolution of Thornbury.

----------

* On August 21, 2002, Thornbury dissolved pursuant to Chapter 14 of the Vermont Business Corporation Act. Pursuant to the dissolution, all of the assets of Thornbury were distributed to its sole shareholder, ICG Holdings, Inc.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of Holdings' acquisition of the Shares from Thornbury is to wind up the affairs, and complete the dissolution, of Thornbury.

          Except as set forth above, none of the Reporting Persons have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a-b) ICG may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 1,724,481 shares of Common Stock (or 22.7% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d). Holdings may be deemed to be the beneficial owner with shared power to vote and dispose of a total of 1,722,481 shares of Common Stock (or 22.7% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

          (c) On August 21, 2002, Thornbury dissolved pursuant to Chapter 14 of the Vermont Business Corporation Act. Prior to its dissolution, Thornbury held the Shares. The Shares were distributed to Holdings in connection with the dissolution of Thornbury.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1. Joint Filing Agreement dated August 21, 2002.

                                    Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated    August 21, 2002                         INTERNET CAPITAL GROUP, INC.


                                                 By:  /s/ HENRY N. NASSAU
                                                      Henry N. Nassau
                                                      Managing Director,
                                                      General Counsel &
                                                      Secretary

Dated August 21, 2002                            ICG HOLDINGS, INC.


                                                 By:  /s/ HENRY N. NASSAU
                                                      Henry N. Nassau
                                                      Vice President & Secretary

Dated August 21, 2002                            THORNBURY INSURANCE CO.


                                                 By:  /s/ HENRY N. NASSAU
                                                      Henry N. Nassau
                                                      Secretary

                                   SCHEDULE I
                          INTERNET CAPITAL GROUP, INC.



Name                                     Present Principal Employment           Business Address

EXECUTIVE OFFICERS

Walter W. Buckley, III                   Chief Executive Officer & Chairman     Internet Capital Group, Inc.
                                         of the Board                           435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Edward H. West                           President & Chief Operating Officer    Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Henry N. Nassau                          Managing Director, General Counsel &   Internet Capital Group, Inc.
                                         Secretary                              435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Anthony P. Dolanski                      Chief Financial Officer                Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                        (same as above)

Robert E. Keith, Jr.                     President & Chief Executive Officer    TL Ventures
                                                                                700 Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA  19087

David Berkman                            Managing Partner                       Liberty Associated Partners, L.P.
                                                                                3 Bala Plaza
                                                                                Suite 502
                                                                                Bala Cynwyd, PA  19004

Kenneth A. Fox                           Managing Director                      Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Warren V. Musser                         Chairman Emeritus                      Safeguard Scientifics, Inc.
                                                                                435 Devon Park Drive
                                                                                700 Building
                                                                                Wayne, PA 19087

Thomas P. Gerrity                        Professor and Director of the          The Wharton School
                                         e-Business Initiative                  University of Pennsylvania
                                                                                1000 Steinberg Hall
                                                                                Philadelphia, PA 19104

Michael D. Zisman                        General Manager, Storage Software      Storage Systems
                                                                                IBM Corporation
                                                                                Route 100, P.O. Box 100, MD 3419
                                                                                Bldg 3, 4B-21
                                                                                Somers, NY 10589


                                   SCHEDULE II
                               ICG HOLDINGS, INC.

Name                                     Present Principal Employment           Business Address

EXECUTIVE OFFICERS

Walter W. Buckley, III                   Chief Executive Officer & Chairman     Internet Capital Group, Inc.
                                         of the Board                           435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Kenneth A. Fox                           Managing Director                      Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Henry N. Nassau                          Managing Director, General Counsel &   Internet Capital Group, Inc.
                                         Secretary                              435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Edward H. West                           President & Chief Operating Officer    Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Philip A. Rooney                         Vice President, Taxes                  Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

DIRECTORS

Walter W. Buckley, III                   (same as above)                        (same as above)

Henry N. Nassau                          (same as above)                        (same as above)

Edward H. West                           (same as above)                        (same as above)

Philip A. Rooney                         (same as above)                        (same as above)


                                  SCHEDULE III
                             THORNBURY INSURANCE CO.


Name                                     Present Principal Employment           Business Address

EXECUTIVE OFFICERS

Kenneth A. Fox                           Managing Director                      Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Henry N. Nassau                          Managing Director, General Counsel &   Internet Capital Group, Inc.
                                         Secretary                              435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

Jeffrey P. Johnson                       Partner                                Primmer & Piper, P.C.
                                                                                100 East State Street
                                                                                Montpelier, VT 05602

Philip A. Rooney                         Vice President, Taxes                  Internet Capital Group, Inc.
                                                                                435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA  19087

DIRECTORS

Kenneth A. Fox                           (same as above)                        (same as above)

Henry N. Nassau                          (same as above)                        (same as above)

Jeffrey P. Johnson                       (same as above)                        (same as above)

Philip A. Rooney                         (same as above)                        (same as above)


                                                                       Exhibit 1


                             Joint Filing Agreement


          The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Onvia.com, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.



Dated    August 21, 2002                         INTERNET CAPITAL GROUP, INC.


                                                 By:  /s/ HENRY N. NASSAU
                                                      Henry N. Nassau
                                                      Managing Director,
                                                      General Counsel &
                                                      Secretary

Dated August 21, 2002                            ICG HOLDINGS, INC.


                                                 By:  /s/ HENRY N. NASSAU
                                                      Henry N. Nassau
                                                      Vice President & Secretary

Dated August 21, 2002                            THORNBURY INSURANCE CO.


                                                 By:  /s/ HENRY N. NASSAU
                                                      Henry N. Nassau
                                                      Secretary